SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*
ACCURIDE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)

00439T206
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00439T206	13G

1		NAME OF REPORTING PERSON Netols Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,440,787
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,440,787
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,276,525
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.79%
12		TYPE OF REPORTING PERSON (see Instructions) IA

Item 1(a)                                Name of Issuer:

Accuride Corporation

Item 1(b)                                Address of Issuer’s Principal Executive Offices:

7140 Office Circle
Evansville, IN 47715

Item 2(a)                                Name of Person Filing:

Netols Asset Management, Inc. (“Netols”)

Item 2(b)                                Address of Principal Business Office:

Netols is located at:

1045 W. Glen Oaks Lane, Suite 202
Mequon, Wisconsin  53092

Item 2(c)                                Citizenship:

Netols is a Wisconsin corporation.

Item 2(d)                                Title of Class of Securities:

Common Stock

Item 2(e)                                CUSIP Number:

00439T206

Item 3                                     Type of Person:

(e)  Netols is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4                                Ownership (at December 31, 2013):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

2,276,525

(b)	Percent of class:

4.79% (based on 47,514,999.39 shares outstanding as of December 31, 2013)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,440,787
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 1,440,787
(iv)	shared power to dispose or to direct disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2014

NETOLS ASSET MANAGEMENT, INC.

By	/s/ Jeffrey W. Netols
Jeffrey W. Netols
President